UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 20, 2018

CoBiz Financial Inc.

(Exact name of registrant as specified in its charter)

Commission file number 001-15955

Colorado	84-0826324
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1401 Lawrence St., Ste. 1200 Denver, Colorado	80202
(Address of principal executive offices)	(Zip Code)

(303) 312 - 3400

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒       Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐       Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

Settlement of Certain Litigation Relating to the Merger

On August 30, 2018, a purported individual shareholder of CoBiz Financial Inc. (“CoBiz Financial”) filed a lawsuit in the District Court for the City and County of Denver, Colorado (the “Court”), under the caption Richard Scarantino v. CoBiz Financial Inc., et. al., Case No. 2018CV33236 (the “Action”).  The complaint, which was filed as a putative class action on behalf of the individual plaintiff and the public shareholders of CoBiz Financial, generally alleges that CoBiz Financial’s directors breached their fiduciary duties to CoBiz Financial and its shareholders by agreeing to the proposed merger with BOK Financial Corporation (“BOK”) and by failing to disclose to CoBiz Financial shareholders in the proxy statement/prospectus (the “Proxy Statement/Prospectus”) certain information alleged to be material to the shareholders of CoBiz Financial concerning the proposed merger.  The complaint also alleges that BOK aided and abetted those alleged fiduciary breaches.  The complaint seeks, among other things, injunctive relief against consummation of the merger and additional, allegedly corrective disclosures as well as attorneys’ and expert fees.

Solely to avoid the costs, risks, nuisance and uncertainties inherent in litigation and to allow CoBiz Financial shareholders to vote on the proposals required in connection with the proposed merger with BOK at the special meeting of CoBiz Financial shareholders to be held on September 27, 2018 (the “Special Meeting”), CoBiz Financial hereby supplements the disclosures contained in the Proxy Statement/Prospectus (the “Additional Disclosures”).  The Additional Disclosures are set forth below and should be read in conjunction with the Proxy Statement/Prospectus.

In light of the Additional Disclosures, plaintiff has agreed to dismiss the Action with prejudice as to his individual claims and without prejudice to the claims of the members of the putative class.  In dismissing the Action, plaintiff has reserved the right to seek an award of attorneys’ fees from the Court.

The agreement to make the Additional Disclosures will not affect the merger consideration to be paid to CoBiz Financial shareholders or the timing of the Special Meeting.

CoBiz Financial and the other defendants, including BOK, vigorously deny that the Proxy Statement/Prospectus is deficient in any respect and that the Additional Disclosures are material or required.  CoBiz Financial and BOK believe that the claims asserted in the Action are without merit, and that the Additional Disclosures do not provide information required by the federal securities laws or that is material to the decision of the CoBiz Financial shareholders as to how to vote their shares at the Special Meeting.  As noted above, the Additional Disclosures are being made solely to eliminate the burden, expense, and nuisance of further litigation, and to avoid any possible delay to the closing of the merger that might arise from further litigation.  Nothing in this document shall be deemed an admission of the legal necessity or materiality under any applicable laws for any of the disclosures set forth herein.

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS

The following information supplements the Proxy Statement/Prospectus and should be read in connection with the Proxy Statement/Prospectus, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the Proxy Statement/Prospectus, the information contained herein supersedes the information contained in the Proxy Statement/Prospectus. All page references in the information below are to pages in the Proxy Statement/Prospectus, and terms used below have the meanings set forth in the Proxy Statement/Prospectus, unless otherwise defined below. Without admitting in any way that the disclosures below are material or otherwise required by law, CoBiz Financial and BOK make the following Additional Disclosures:

The disclosure under the heading “THE MERGER — Background of the Merger” is hereby supplemented by adding the following sentence after the last sentence under that heading on page 39 of the Proxy Statement/Prospectus:

The confidentiality agreement with Company A contains a mutual standstill provision that generally prohibits each party from taking certain actions, including making a merger or other business combination proposal with respect to the other party, and also prohibits a party from requesting that the other party amend, waive or terminate any of the standstill restrictions.  The standstill restrictions do not apply to Company A if a third party (i) makes a tender offer or exchange offer for at least 50% of CoBiz’s outstanding common stock, (ii) commences a proxy contest with respect to the election of any members to the CoBiz board of directors or (iii) enters into any agreement with CoBiz contemplating the acquisition of at least 50% of CoBiz’s outstanding common stock or assets.

The disclosure under the heading “THE MERGER — Certain Unaudited Prospective Financial Information” is hereby supplemented by adding the following after the table on page 46 of the Proxy Statement/Prospectus with the following:

In addition, at the direction of and based upon assumptions furnished by CoBiz management, BofA Merrill Lynch used an estimate of $90.9 million for CoBiz’s 2024 net income for purposes of the financial analyses described below in “THE MERGER — Opinion of CoBiz’s Financial Advisor — Discounted Cash Flow Analysis”.

The following table presents estimates of CoBiz’s capital available for distribution during the period 2018 through 2023, prepared by BofA Merrill Lynch at the direction of and based upon assumptions furnished by CoBiz management.  Such estimates were used in connection with the financial analyses described below in “THE MERGER — Opinion of CoBiz’s Financial Advisor — Discounted Cash Flow Analysis.”

	For the Years ended December 31,
	2018	2019	2020	2021	2022	2023
Capital Available for Distribution (in thousands)	$21,500	$39,000	$44,200	$48,300	$52,700	$57,500

The disclosure under the heading “THE MERGER — Opinion of CoBiz’s Financial Advisor — Selected Publicly Traded Companies Analysis” is hereby supplemented by replacing the table following the first sentence under that heading on page 50 of the Proxy Statement/Prospectus with the following table:

	Price / TBV	Price / ‘18 EPS	Price / ‘19 EPS	Core Deposit Premium
LegacyTexas Financial Group, Inc.	2.56x	14.7x	12.7x	20.6%
Opus Bank	1.71x	18.7x	14.4x	7.5%
Southside Bancshares, Inc.	2.31x	14.7x	13.4x	17.2%
TriCo Bancshares	2.18x	14.7x	12.9x	18.5%
National Bank Holdings Corporation	2.34x	19.9x	17.5x	17.9%
Westamerica Bancorporation	3.43x	21.5x	20.0x	23.2%
Heritage Financial Corporation	2.60x	20.7x	15.5x	24.0%
Allegiance Bancshares, Inc.	2.25x	17.0x	13.6x	33.1%
Green Bancorp, Inc.	2.31x	13.6x	11.7x	16.9%
Veritex Holdings, Inc.	2.42x	17.3x	15.2x	20.8%
Heritage Commerce Corp	3.04x	18.4x	14.0x	22.6%

The disclosure under the heading “THE MERGER — Opinion of CoBiz’s Financial Advisor — Selected Precedent Transactions Analysis” is hereby supplemented by replacing the table following the first sentence under that heading on page 51 of the Proxy Statement/Prospectus with the following table:

Acquiror	Target	Price / TBV
Independent Bank Group, Inc.	Guaranty Bancorp	3.19x
Fifth Third Bancorp	MB Financial, Inc.	2.76x
Cadence Bancorporation	State Bank Financial Corporation	2.48x
CVB Financial Corporation	Community Bank	2.47x
Pacific Premiere Bancorp, Inc.	Grandpoint Capital, Inc.	2.12x
City National Bank of Florida	TotalBank	1.56x
Valley National Bancorp	USAmeriBancorp Inc.	2.37x
First Financial Bancorp.	MainSource Financial Group Inc.	2.66x
Union Bankshares Corporation	Xenith Bankshares, Inc.	1.56x
First Horizon National Corporation	Capital Bank Financial Corp.	2.03x
South State Corporation	Park Sterling Corporation	2.38x
PacWest Bancorp	CU Bancorp	2.72x
Home BancShares, Inc.	Stonegate Bank	2.41x
Sterling Bancorp	Astoria Financial Corporation	1.59x
IBERIABANK Corporation	Sabadell United Bank, N.A.	1.95x
Pinnacle Financial Partners, Inc.	BNC Bancorp	2.70x
Columbia Banking System, Inc.	Pacific Continental Corporation	3.17x

The disclosure under the heading “THE MERGER — Opinion of CoBiz’s Financial Advisor — Discounted Cash Flow Analysis” is hereby supplemented by replacing in their entirety the third and fourth sentences of the first paragraph under that heading on page 51 of the Proxy Statement/Prospectus:

BofA Merrill Lynch calculated terminal values for CoBiz by applying terminal forward multiples of (i) 12.0x to 16.0x to CoBiz’s 2024 estimated net income of $91 million and (ii) 2.00x to 2.75x to CoBiz’s estimated TBV of $469 million as of December 31, 2023. The capital available for distribution and terminal value of $1,171 million were then discounted to present value as of December 31, 2018 using discount rates ranging from 8.6% to 10.8%, which were based on an estimate of CoBiz’s weighted average cost of capital using the capital asset pricing model.

The disclosure under the heading “THE MERGER — Opinion of CoBiz’s Financial Advisor — Other Factors” is hereby supplemented by adding the following sentence after the sentence of the last bulleted item under that heading on page 52 of the Proxy Statement/Prospectus:

This potential pro forma financial effect of the merger as estimated by BofA Merrill Lynch was found to be approximately 9% accretive with respect to BOK’s estimated EPS for calendar year 2020, after giving effect to potential strategic and operational benefits anticipated to result from the merger and 8.6% dilutive with respect to BOK’s TBVPS.  The potential pro forma dilutive financial effect of the merger with respect to BOK’s estimated capital ratios as of December 31, 2018 are as follows:  Common Equity Tier 1: 130 basis points and Total Capital:  110 basis points.

Important Additional Information and Where to Find It

In connection with the proposed merger, BOK Financial has filed with the SEC a Registration Statement on Form S-4 that includes the Proxy Statement of CoBiz Financial Inc. and a Prospectus of BOK Financial.  The registration statement, as amended, was declared effective by the SEC on August 16, 2018.  CoBiz Financial Inc. commenced the mailing of the definitive Proxy Statement/Prospectus to its shareholders on or about August 20, 2018.  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about CoBiz Financial Inc. and BOK Financial, may be obtained at the SEC’s Internet site (http://www.sec.gov).  Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to CoBiz Financial Inc. Investor Relations at CoBiz Financial Investor Relations, 1401 Lawrence Street, Suite 1200, Denver, CO, by calling 303.312.3412, or by sending an e-mail to info@cobizfinancial.com or to BOK Financial Investor Relations at Bank of Oklahoma Tower, PO Box 2300, Tulsa, OK, 74192, by calling 918.595.3030 or by sending an e-mail to investorrelations@bokf.com.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of CoBiz Financial Inc. in connection with the proposed transaction is set forth in the Proxy Statement/Prospectus filed with the SEC.

CoBiz Financial Inc. and BOK Financial Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CoBiz Financial Inc. in respect of the transaction described in the Proxy Statement/Prospectus.  Information regarding CoBiz Financial Inc.’s directors and executive officers is contained in CoBiz Financial Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 9, 2018, which are filed with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger.  Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, CoBiz Financial Inc.’s and BOK Financial Corporation’s expectations or predictions of future financial or business performance or conditions.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.  Actual results may differ materially from current projections.

In addition to factors previously disclosed in CoBiz Financial Inc.’s and BOK Financial Corporation’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to meet closing conditions to the merger, including approval by CoBiz Financial Inc.’s shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating CoBiz Financial Inc.’s business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BOK Financial Corporation’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COBIZ FINANCIAL INC.

Date: September 20, 2018	By:	/s/ Lyne Andrich
Lyne Andrich
Chief Operating Officer and Chief Financial Officer